FORM RW
Hermitage Offshore Services Ltd.
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda
March 13, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Hermitage Offshore Services Ltd.
Rule 477 Application for Withdrawal Registration Statement on Form F-1 (File No. 333-231782)

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Hermitage Offshore Services Ltd., a Bermuda company (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-231782), together with all exhibits thereto, which was initially filed with the Commission on May 28, 2019 (the “Registration Statement”).
Due to current market conditions, the Company has determined not to proceed with the proposed registered offering contemplated by the Registration Statement.  The Company confirms that no securities were sold in connection with the proposed offering described in the Registration Statement.
Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the undersigned via email at cavella@scorpiogroup.net, with a copy to the Company’s outside legal counsel, Edward S. Horton of Seward & Kissel LLP, via email at horton@sewkis.com.
The Company also respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the Company’s future use.
If you have any questions regarding this application, please contact Edward S. Horton of Seward & Kissel LLP by telephone at (212) 574-1265 or by email at the above address.
Sincerely, HERMITAGE OFFSHORE SERVICES LTD.

By:	/s/ Christopher Avella Name: Christopher Avella Title: Chief Financial Officer